EXHIBIT 99
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	May 3, 2006

Courageous Lake Drilling Yields Exceptional Assays
Results Expected to Improve Average Grade of FAT Deposit

Toronto, Canada… Seabridge Gold announced today that it has successfully drill-tested a number of structurally controlled zones within the existing FAT deposit at its 100% owned Courageous Lake gold project in the Northwest Territories, Canada. The results obtained are significantly higher than the grades predicted in the FAT deposit resource model and, as such, are expected to increase the grade of the deposit in those areas.

In February, Seabridge initiated a 15,000 meter core drill program at Courageous Lake. To date, 26 holes have been completed totaling approximately 7,100 meters. The balance of the program will be completed during the summer. The 2006 program was designed to increase the projected 8.5 year mine life of the project (see news release dated September 21, 2005) by testing: (1) higher grade structures within the FAT deposit which were not intersected in previous drilling; (2) two new structures to the west of the known deposit but within the projected open pit; and (3) a northern extension of the FAT deposit discovered in last year’s drilling.

Of the 26 holes completed during the winter phase of the 2006 program, 10 holes tested for potential high grade zones (holes CL-047, 048, 049, 052, 054, 055, 058, 059, 060, and 061), eight holes tested for additional mineralization to the west (holes CL-041, 042, 043, 044, 046, 050, 053 and 056) and eight holes tested for strike extensions to the north (holes 045, 051, 057, 062, 063, 064, 065 and 066). Results of the 10 drill holes designed to test the controls of high grade zones have been received and compared to grades predicted in the existing resource block model. Results from the drill holes testing mineralization to the west and north of the FAT deposit are pending and will be released at a later date.

Based on the distribution of gold grades and geological observations over the past three drill campaigns, Seabridge geologists postulated that east-west trending structures could exert a control on the distribution of higher grade gold concentrations within the FAT deposit. Past drilling on the deposit was oriented in an east-west direction, limiting the potential to define and incorporate this control in the resource model. In 2005, Seabridge tested this concept with drill hole CL-039 which intersected gold mineralization that was 79% higher than predicted in the resource block model. Additional postulated east-west structures were therefore drilled in this year’s winter program.

Seabridge’s Senior Vice President William E. Threlkeld stated that “the assay results suggest that every one of the 10 new holes located high grade structures. Previous modeling of the deposit limited the impact of higher grade assays. With the new drilling, we can now more effectively define the distribution of high grade gold in the deposit. The impact on the overall grade of the deposit, however, will not be known until new wire frames are constructed incorporating this new information. We plan to update the FAT resource model later this year after the second round of drilling is completed this summer.”

With the success of the winter program, Seabridge’s geological team will now assess the potential for locating additional high grade structures.

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone:  (416) 367-9292    Facsimile:  (416) 367-2711    info@seabridgegold.net

The following table compares the results of selected high grade intersections of the 10 holes drilled this year versus the grades predicted by the current FAT deposit resource block model.

2006 Assay Results					Gold Grade Predicted by Block Model (g/t)	2006 Assay Results versus Model Results (+/-)
Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold Grade (g/t)
CL-047	38.0 98.5	85.5 109.0	47.5 10.5	5.74 3.61	0.88 0.17	+552.3% +2023.5%
CL-048	73.7	137.0	62.7	6.17	3.12	+97.8%
CL-049	76.5 140.1	104.1 164.0	27.6 23.9	3.45 3.08	1.49 0.63	+131.5% +388.9%
CL-052	42.2	117.4	75.2	6.08	1.70	+257.6%
CL-054	51.1 92.5 115.5 167.0	74.1 106.5 157.5 190.0	23.0 14.0 42.0 23.0	1.92 5.94 5.30 4.74	1.15 0.71 1.81 0.83	+67.0% +736.6% +192.8% +471.1%
CL-055	95.0 239.0 291.0 308.0 340.8	113.0 260.0 297.0 324.0 354.7	18.0 21.0 6.0 16.0 13.9	3.18 4.24 4.71 1.95 3.97	3.18 0.20 1.33 0.73 0.37	0.0 +2020.0% +254.1% +167.1% +973.0%
CL-058	79.5 142.5 144.0	109.5 158.5 149.5	30.0 16.0 5.5	4.73 2.12 4.43	4.03 2.52 1.20	+17.4% -15.9% +269.2%
CL-059	33.1 141.0 165.5	39.0 148.5 174.5	5.9 7.5 9.0	3.37 3.74 2.77	4.04 1.64 1.57	-16.6% +128.0% +76.4%
CL-060	8.4 192.9 219.1	67.5 200.0 235.9	59.1 7.1 16.8	1.65 5.82 8.14	1.22 0.65 0.85	+35.2% +795.4% +857.6%
CL-061	2.7 124.5 331.7	105.2 229.0 351.4	102.5 104.5 19.7	8.17 4.06 3.93	0.78 3.09 1.09	+947.4% +31.4% +260.6%

These 10 drill holes were collared in an area covering 520 meters north-south (from section lines 4430N to 4950N) and 115 meters east-west (mine grid 2830 to 2945), representing approximately 30% of the strike length of the FAT deposit. Three of the holes (CL-052, 055 and 061) were drilled from north to south and the remaining seven holes were drilled from south to north. All 10 holes were drilled from minus 60 to minus 70 degrees.

Seabridge’s Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.72 million ounces in the measured and indicated categories (50.4 million tonnes grading 2.30 grams of gold per tonne) plus an additional estimated 5.23 million ounces in the inferred category (77.4 million tonnes grading 2.10 grams of gold per tonne).

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Seabridge utilizes Acme Laboratories, located in Vancouver B.C., for all of its initial analytical work. Samples are prepared at Acme’s Yellowknife prep facility and shipped by them to Vancouver for fire assay. A rigorous quality control/quality assurance protocol was used on this program including blank and reference standards in every batch of assays, and duplicates and duplicate pulps at regular intervals.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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the adequacy or accuracy of this release.